Exhibit 99.1

News Release

Stantec announces renewal of Normal Course Issuer Bid

EDMONTON AB (May 28, 2010) TSX, NYSE:STN

Stantec Inc. announced today that a Notice of Intention to renew a Normal Course Issuer Bid has been filed with, and accepted by, the Toronto Stock Exchange, pursuant to which Stantec may purchase up to 2,287,166 of its common shares, representing approximately 5% of its issued and outstanding shares. Stantec had a total of 45,743,320 common shares outstanding as at May 17, 2010. The purchases may commence on June 1, 2010, and will terminate no later than May 31, 2011.  Except for block purchases permitted under the rules and policies of the TSX, the number of Common Shares to be purchased per day will not exceed 29,922, or approximately 25% of the average daily trading volume for the six full calendar months prior to April 30, 2010.  Stantec will make the purchases on the open market in accordance with the rules and policies of the TSX, and the prices that Stantec will pay for any common shares will be the market price of such shares at the time of acquisition.

Stantec believes that, from time to time, the market price of its common shares does not fully reflect the value of its business and its future business prospects. As a result, Stantec believes at such times that its outstanding common shares represent an attractive investment and an appropriate and desirable use of its available funds. Stantec also believes that the purchase of its common shares may be advisable, periodically, to offset the dilution resulting from the exercise of options and the dilution that occurs as a result of common shares issued in connection with acquisitions. Any common shares purchased by Stantec will be cancelled.

As at May 17, 2010, Stantec had not purchased any Common Shares pursuant to its normal course issuer bid in place since June 1, 2009.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.  We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 9,400 employees operating out of more than 130 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Media Contact Jay Averill Media Relations Stantec Tel: (780) 917-7441	Investor Contact Simon Stelfox Investor Relations Stantec Tel: (780) 917-7288

One Team. Infinite Solutions.